Exhibit 99.1

For Immediate Release

SAP Announces Preliminary Second Quarter 2020 Results	July 8, 2020

SAP Pre-Announces Strong Second Quarter Results Amid COVID-19 Crisis
Significant Increase in Operating Profit and
Operating Margin

•             IFRS Cloud Revenue Up 21%; Non-IFRS Cloud Revenue Up 19%

•             Current Cloud Backlog Up 20%

•             Software Licenses Revenue Down 18%, A Strong Sequential Improvement Compared To
The First Quarter

•             IFRS Cloud & Software Revenue Up 4%; Non-IFRS Cloud & Software Revenue Up 3%

•             IFRS Operating Profit Up 55%; Non-IFRS Operating Profit Up 8%

•             IFRS Operating Margin Up 6.5pp; Non-IFRS Operating Margin Up 1.8pp

•             Reiterates 2020 Outlook

“I am extremely proud that our teams successfully navigated the very challenging environment to deliver a better than anticipated quarter. It’s clear, customers are turning to SAP’s Intelligent Enterprise to drive resilience, profitability and sustainability. Our portfolio is key to drive the kind of business transformation our customers want as our applications run the world’s most mission critical business processes. As a result, our customers can emerge even stronger from the crisis. In line with our strategy we continue to invest in our growth drivers such as Industry Cloud.”

Christian Klein, CEO

“SAP’s broad solution portfolio, unmatched industry and geographic diversification coupled with our strong base of more predictable revenue have allowed us to weather the COVID-19 crisis well in this quarter. Software licenses revenue in Asia saw a solid rebound. Our quick response to the crisis on the cost side drove strong operating profit and margin expansion.”

Luka Mucic, CFO

SAP Announces Preliminary Second Quarter 2020 Results

Second Quarter Business Update

Walldorf, Germany — July 8, 2020. After an initial review of its second quarter 2020 performance, SAP SE (NYSE: SAP) today announced its preliminary financial results for the second quarter ended June 30, 2020. All 2020 figures in this release are approximate due to the preliminary nature of the announcement and the uncertainty associated with the COVID-19 crisis.

Business activity gradually improved over the course of the second quarter following the global emergence of the COVID-19 crisis primarily in the last month of the first quarter. Software licenses revenue, while still below normal levels, recovered more than expected. In particular, the APJ region had a strong recovery in software licenses revenue. Cloud revenue in the second quarter was impacted by lower pay-as-you-go transactional revenue as a result of the COVID-19 crisis. Current cloud backlog remained strong with continued high demand for digital supply chain, e-commerce, cloud platform and Qualtrics solutions.

SAP continues to operate effectively with a largely virtual sales and remote implementation strategy. To protect profitability, SAP responded quickly to the COVID-19 crisis by slowing hiring and reducing discretionary spend in addition to natural savings e.g. from lower travel, facility related costs and virtualized events. In combination with the strong topline performance these prompt actions drove higher operating profit and margin despite the challenging macro environment.

SAP remains committed to its long-term strategy and prospects and is continuing to invest in innovation to emerge from the COVID-19 crisis in an even stronger competitive position.

Financial Performance

In the second quarter, cloud revenue grew 21% year over year to €2.04 billion (IFRS), up 19% to €2.04 billion (non-IFRS) and up 18% (non-IFRS at constant currencies). Current cloud backlog is expected to be up 20% to €6.65 billion (up 21% at constant currencies). Software licenses revenue was down 18% year over year to €0.77 billion (IFRS and non-IFRS) and down 18% (non-IFRS at constant currencies), a strong sequential improvement compared to the first quarter. Cloud and software revenue grew 4% year over year to €5.71 billion (IFRS), up 3% to €5.71 billion (non-IFRS) and up 3% (non-IFRS at constant currencies). Total revenue grew 2% year over year to €6.74 billion (IFRS), up 1% to €6.74 billion (non-IFRS) and up 1% (non-IFRS at constant currencies).

The share of more predictable revenue(1) grew by approximately 5 percentage points year over year to approximately 73% in the second quarter.

In the second quarter, operating profit increased by 55% year over year to €1.28 billion (IFRS) and was up 8% to €1.96 billion (non-IFRS) and up 7% (non-IFRS at constant currencies).

Operating margin increased 6.5 percentage points year over year to 19.0% (IFRS) and increased 1.8 percentage points year over year to 29.1% (non-IFRS) and 1.6 percentage points to 28.9% (non-IFRS at constant currencies) in the second quarter.

In the first six months, cloud revenue grew 25% year over year to €4.05 billion (IFRS), up 23% to €4.06 billion (non-IFRS) and up 22% (non-IFRS at constant currencies). Software licenses revenue was down 23% year over year to €1.22 billion (IFRS and non-IFRS) and down 23% (non-IFRS at constant currencies). Cloud and software revenue grew 5% year over year to €11.11 billion (IFRS and Non-IFRS) and up 4% (non-IFRS at constant currencies). Total revenue grew 4% year over year to €13.26 billion (IFRS), up 4% to 13.27 billion (non-IFRS) and up 3% (non-IFRS at constant currencies).

In the first six months, operating profit increased by more than 100% year over year to €2.49 billion (IFRS) and was up 5% to €3.44 billion (non-IFRS) and up 4% (non-IFRS at constant currencies).

Operating margin increased 13.4 percentage points year over year to 18.8% (IFRS) and increased 0.3 percentage points year over year to 26.0% (non-IFRS) and 0.2 percentage points to 25.9% (non-IFRS at constant currencies) in the first six months.

Non-IFRS Adjustments

The total difference between non-IFRS revenue metrics and the respective IFRS revenue metrics results from adjusting the impact of business combination fair value accounting. In the second quarter, the difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of significantly less than €0.01 billion (Q2 2019: €0.02 billion), adjustments for acquisition-related charges of €0.16 billion (Q2 2019: €0.17 billion), adjustments for share-based payment expenses of €0.52 billion (Q2 2019: €0.60 billion) and adjustments for restructuring expenses of €0.00 billion (Q2 2019: €0.20 billion). In the first six months, the difference between non-IFRS operating profit and IFRS operating profit includes, in addition to the revenue adjustments of significantly less than €0.01 billion (HY1 2019: €0.05 billion), adjustments for acquisition-related charges of €0.33 billion (HY1 2019: €0.34 billion), adjustments for share-based payment expenses of €0.61 billion (HY1 2019: €1.11 billion) and adjustments for restructuring expenses of €0.01 billion (HY1 2019: €1.09 billion).

For more details on the individual adjusted expense and revenue categories, our reasons for providing non-IFRS measures and the limitations of our non-IFRS measures please refer to https://www.sap.com/docs/download/investors/2020/sap-non-ifrs-measures.pdf

(1)  Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Business Outlook 2020

The Company confirms its 2020 outlook which was previously published in its Q1 2020 Quarterly Statement on April 21st . The outlook continues to be based on the assumption of a gradually improving demand environment in the third and fourth quarter as economies reopen further and population lockdowns ease.

Non-IFRS cloud revenue is still expected to be in a range of €8.3 billion to €8.7 billion at constant currencies (2019: €7.01 billion), up 18% to 24% at constant currencies.

Non-IFRS cloud and software revenue is still expected to be in a range of €23.4 to €24.0 billion at constant currencies (2019: €23.09 billion), up 1% to 4% at constant currencies.

Non-IFRS total revenue is still expected to be in a range of €27.8 to €28.5 billion at constant currencies (2019: €27.63 billion), up 1% to 3% at constant currencies.

Non-IFRS operating profit is still expected to be in a range of €8.1 to €8.7 billion at constant currencies (2019: €8.21 billion), down 1% to up 6% at constant currencies.

The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is still expected to reach approximately 72%.

While SAP’s full-year 2020 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year.

Ambition 2023

SAP confirms its 2023 ambition which was previously published in its Q1 2020 Quarterly Statement.

The Company remains in its quiet period until reporting its complete second quarter 2020 results on July 27th when it will provide further details on its second quarter and projected full-year 2020 performance.

Additional Information

This press release and all information therein is preliminary and unaudited.

The 2019 comparative numbers for first half only include Qualtrics revenues and profits from acquisition date of January 23rd.

Second Quarter 2020 Quarterly Statement

SAP’s second quarter 2020 quarterly statement will be published on July 27, 2020 and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a financial analyst conference call on Monday, July 27th at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit http://www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
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Susan Miller	+1 (610) 661-9225	susan.miller@sap.com, ET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

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